82-3361

04012890

04 FEB 17 AM 7:21

Pernod Ricard

Pernod Ricard divests its subsidiary Granger Bouguet Pau

Paris, 10 February 2004 – As part of its policy of refocusing its core activities, Group Pernod Ricard has divested the company Granger Bouguet Pau to Transition and Turnaround (T'NT), an investment trust backed by the company Fin'Active, an investment management company regulated by the Financial Market Authorities.

The company, Granger Bouguet Pau, based in Saint-Yorre, makes fruit preparations primarily used in yoghurts, ice-creams and pastries.

The investment programme begun eight months ago, aimed at modernising industrial equipment, will be continued and developed by TN'T.

Contact Pernod Ricard:
Francisco de la Vega – Paris (33 1) 41 00 40 96 –
Communications Vice-President

Florence Taron – Paris (33 1) 41 00 40 88 –
Press Relations Manager

Barbara M. Burns – New York (212) 486 1140

Contact Granger Bouguet Pau:
Jack Fournet – 33 (0) 4 70 58 82 12

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